EXHIBIT 99.1

Quarterly Activities Report

For the Three months Ended JUNE 30, 2024

Key Highlights

NOVONIX Anode Materials

▪
Selected to receive US$103M in qualifying advanced energy project tax credits from the United States government
▪
Entered into a testing and development agreement with PowerCo SE, Volkswagen Group’s wholly-owned battery cell manufacturing company
▪
Hatch Consulting completed an independent engineering assessment of the Riverside facility in Chattanooga, Tennessee
▪
Section 301 tariffs reinstated on Chinese synthetic graphite imports

NOVONIX Battery Technology Solutions

▪
Patent for all-dry, zero-waste cathode synthesis technology was granted in Japan
▪
Patents for graphite/silicon alloy composite material were granted in Europe
▪
Winner of the Reuters Global Energy Transition Awards in the category of R&D Achievement for all-dry, zero-waste cathode synthesis technology
▪
Continued cathode customer sampling and discussions

Corporate

▪
Participated in White House discussions on progress of building a graphite supply chain in United States
▪
Completed due diligence for the merger of NOVONIX’s natural graphite interests at Mt Dromedary in North West Queensland with the adjoining natural graphite interests of Lithium Energy Ltd
▪
Announced CFO Nick Liveris’ transition to non-executive director role
▪
Quarter end cash balance of US$47.1 million

NOVONIX Limited
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

15 July 2024

Dr. Chris Burns, CEO of NOVONIX, said, “It was another busy quarter for NOVONIX with our Anode Materials division progressing potential customer relationships and helping support our financing needs at our Riverside facility. Our selection for US$103M in advanced energy project tax credits showcases our market leadership for anode materials in North America. We are also excited about our partnership with PowerCo SE and the completion of Hatch’s independent engineering assessment of our Riverside facility. We were privileged to provide business insight and an update to the White House on building a localized synthetic graphite supply chain in North America, and to host government officials at our plant in Tennessee. We applaud the government’s reinstatement of the Section 301 25% tariff on synthetic graphite effective in June 2024 to continue to support investment in local manufacturing.”

“We remain confident in our progress towards the 3,000 tpa of capacity at year-end. All primary production equipment is in place or has been ordered for this initial production capacity. We continue to match our capacity targets with contracted customer demand which positions expected commercial production in 2025.”

NOVONIX Anode Materials

NOVONIX Anode Materials (“NAM”), headquartered in Chattanooga, Tennessee, USA, specializes in manufacturing high-performance synthetic graphite anode materials crucial for lithium-ion batteries powering electric vehicles, energy storage units, personal electronics, and medical devices. With plans to reach an initial production capacity of 3,000 tonnes per annum (“tpa”) by the end of 2024, NOVONIX is working towards key milestones ahead of the start of production targets for its supply agreements with Panasonic Energy and KORE Power. NAM expects to deliver mass production samples (“C-samples”) from Riverside for qualification testing early in 2025 and proceed to commercial volumes upon acceptance. This is occurring while simultaneously advancing material innovation through a Joint Research and Development Agreement with LG Energy Solution. NOVONIX's ultimate objective is to establish a strong North American supply chain for synthetic graphite, aiming for a total production capacity of at least 150,000 tpa.

In May 2024, NOVONIX announced a Testing and Development Agreement (“TDA”) with PowerCo SE (“PowerCo”), a battery cell company owned by the Volkswagen Group. This collaborative effort will see NOVONIX engage in the development, testing, and analysis of synthetic graphite anode materials customized to meet PowerCo’s specifications. Upon the successful conclusion of certain development tasks outlined in the TDA, NOVONIX and PowerCo may proceed to negotiate a supply agreement for the developed products.. PowerCo, established by Volkswagen in 2022, stands committed to spearheading global battery cell production with a collective capacity from three plants of up to 200 GWh/year. The TDA holds the potential for future collaboration between NOVONIX and PowerCo, with a particular focus on addressing the needs of PowerCo’s St. Thomas facility in Ontario, Canada. This collaboration aims to reinforce the development of the North American battery materials supply chain.

NOVONIX Limited		2 | P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

15 July 2024

A significant milestone achieved in the second quarter was being chosen to receive a US$103 million tax credit (the “48C tax credit”) recommended by the U.S. Department of Energy (“DOE”), under the Qualifying Advanced Energy Project Allocation Program (the “48C program”). This form of financial assistance is designated to support the production of essential battery materials at NOVONIX’s Riverside facility. Originally established under the American Recovery and Reinvestment Act of 2009, the 48C tax credit received renewed backing through an additional US$10 billion in funding under the Inflation Reduction Act of 2022 (the “IRA”). Under the IRA, qualifying advanced energy projects can monetize their credits by selling them for cash, in addition to using them to offset income tax liability. The full realization of this tax credit hinges upon meeting the requirements outlined in Section 48C of the Internal Revenue Code, as well as the operational and employment plans specified in the application to the Internal Revenue Service. The Company has a two-year window to fulfill these prerequisites and claim the 48C tax credit. Given the competitive nature of the 48C program, with numerous applications submitted, NOVONIX is proud to be selected as one of the initial beneficiaries. This achievement underscores the ongoing support NOVONIX receives from the U.S. government. Previously, the Company also secured a US$100 million grant from the DOE’s Office of Manufacturing & Energy Supply Chains (the “DOE MESC grant”), facilitated by the Bipartisan Infrastructure Law. NOVONIX continues to pursue funding support through the DOE Loan Programs Office’s Advanced Technology Vehicles Manufacturing Program.

The U.S. government continues to play a key role in its support of the sector, not only through funding initiatives as noted above, but also through other policy decisions. The U.S. government made announcements related to tariffs on key battery materials from China, such as graphite, as part of its support of building a local supply chain that has been dominated by China for decades. NOVONIX applauds the May announcement by the United States Trade Representative (“USTR”) on Section 301 tariffs, removing the current exclusions and reimposing the 25% tariff on artificial graphite and natural graphite powder imported from China effective June 15, 2024.11 The Section 301 tariff will apply to Chinese material imported by U.S. battery cell manufacturers that are in competition with NOVONIX’s U.S.-produced products. The North American Graphite Alliance (“NAGA”), of which NOVONIX is a member, also commented on these recent tariff announcements in a recent press release2.

During this quarter, NOVONIX announced the completion of an independent engineering assessment of the Company's Riverside production facility by Hatch Ltd, a global engineering and consulting firm. The assessment parameters included the evaluation of operations, project execution, and financial model assumptions as well as the graphite market, production technology, environmental considerations, feedstock, and supply agreements. With the independent engineering review completed, NOVONIX remains confident in reaching its initial 3,000 tpa of commercial production capacity at the Riverside facility by the end of 2024. All primary production equipment is in place or has been ordered for this initial production. NOVONIX will continue to provide updates regarding this and other production milestones at its Riverside facility.

1 USTR Federal Register Notice detailing Section 301 tariff changes.

2 North American Graphite Association press release on Biden Administration tariffs.

NOVONIX Limited		3 | P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

15 July 2024

During the quarter, the Company also updated its previously disclosed estimates for production economics to account for the completion of the engineering assessment and the potential positive impact of the DOE MESC grant and the 48C tax credit. The production economics, set forth in the figure below, reflect the Company’s expectations when the Riverside facility reaches its targeted capacity of 20,000 tpa.

NOVONIX Limited		4 | P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

15 July 2024

NOVONIX Battery Technology Solutions

NOVONIX Battery Technology Solutions (“BTS”) stands at the forefront of battery research and development. It is developing new battery technologies and processes in support of NOVONIX’s own operations and offering advanced battery testing equipment and services globally. With unparalleled access across the battery value chain, BTS maintains its position as an industry leader, providing more sustainable materials and technologies to facilitate high-performance and cost-effective battery development.

In the quarter, BTS made improvements to its hardware offerings including thermal chambers which provide higher current ranges, remote temperature control, and new cell form factors such as 4680 cylindrical cells. The Company continues to fortify its customer pipeline and is poised for continued success in the coming quarters.

Quarter Ending	30 June 2024	31 March 2024	31 December 2023	30 September 2023
Revenue	US$1.29M	US$1.48M	US$2.37M	US$1.78M

Note: Quarterly revenue figures have not been audited.

Additional highlights and updates from the second quarter include:

▪
Granting of several European patents for the patent family describing the generation of graphite/silicon alloy composite materials;
▪
Presented our ultra-high precision coulometry (“UHPC”) technology at AVL’s Reimagine Mobility Conference and Exhibition in April; and
▪
Hosted a webinar to share UHPC use cases including how it accelerates battery research.

NOVONIX Limited		5 | P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

15 July 2024

Cathode Technology and Pilot Line

NOVONIX 13.5 m long pilot roller hearth kiln (RHK).

The Company has continued its investment in the development of its all-dry, zero-waste cathode synthesis technology. The 10 tpa pilot line is producing samples for prospective customers and partners, and is reinforcing the viability of the Company's cathode materials and technology for manufacturing purposes. In June, NOVONIX’s all-dry, zero-waste cathode synthesis technology was recognized by Reuters Global Energy Transition Awards, winning the R&D Achievement category.

NOVONIX announced it has been granted a patent for its all-dry, zero-waste cathode synthesis technology in Japan. This patent advances NOVONIX’s position as a leading provider of innovative technologies serving the electric vehicle and energy storage sectors by utilizing its all-dry, zero-waste cathode processing to produce high-quality single-crystal NMC powders. The Company currently has 10 families of cathode process patent applications in various stages of examination across a number of jurisdictions.

In the second quarter, the Company commissioned its final (non-critical) pieces of pilot equipment to enhance its materials synthesis capabilities. Progress continued on the development of mid- and high-nickel grades of single crystal powder (including NMC622, NMC631, NMC811, and NMC90/5/5) based on specification targets of various potential partners. Additional equipment was added to the analytical laboratory to more thoroughly qualify cathode variants and understand their electrochemical performance more fundamentally prior to sampling to tier-1 partners.

Classes of high-nickel NMC materials are undergoing full-cell performance testing in industrial format lithium-ion cells utilizing the capabilities of BTS. Additionally, cobalt-free NMC materials were synthesized and are exhibiting promising results relative to commercial reference materials.

The Company continues its commercial and strategic discussions with tier-1 cathode manufacturers, cell manufacturers, and OEMs, regarding the Company’s cathode materials and technology and providing product samples to certain potential customers from the 10tpa pilot line.

NOVONIX Limited		6 | P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

15 July 2024

Corporate Update

As a leading battery materials and technology company, NOVONIX provides advanced, high-performance materials, equipment, and services for the global lithium-ion battery industry. With a vision to offer revolutionary clean-energy solutions to the battery industry, the company is committed to its mission of developing innovative, sustainable technologies and high-performance materials. NOVONIX has focused on developing technology to provide higher-performance battery materials through simpler, cleaner processes, making tremendous strides over the last decade.

This quarter, NOVONIX participated in the following events:

▪
Maxim Group’s International Mining Collaboration: The World Needs More Mining & Processing virtual conference in April;
▪
Janney Montgomery Scott Virtual CEO Fireside Chat in April;
▪
Canaccord Genuity 3rd Annual Global Metals & Mining Conference in May;
▪
TD Cowen 2nd Annual Sustainability Week in May;
▪
J.P. Morgan 2nd Annual American Battery Call Series in May;
▪
CGS-CIMB’s Technology and EV Virtual Conference in May.

The Company announced that Chief Financial Officer ("CFO") Nick Liveris will retire from his executive role and transition to a non-executive role on NOVONIX’s Board of Directors, effective on the appointment of a new CFO. The Company has progressed the process of recruiting a new CFO who will work closely with Mr. Liveris to ensure a successful transition of the role.

A total of US$144,000 was paid to directors and their associates for salaries, director fees, and superannuation during the quarter ended June 30, 2024.

Mount Dromedary Transaction

Earlier this year, NOVONIX agreed to divest MD South Tenements Pty Ltd, its wholly owned subsidiary that holds the Mount Dromedary natural graphite exploration interests, to Axon Graphite Limited, a subsidiary of Lithium Energy Limited (ASX: LEL) (“LEL”). LEL will contribute its interest in its Burke and Corella graphite projects to Axon pursuant to the agreement. As consideration for the transaction, NOVONIX will receive shares in Axon, which the parties intend to list on the Australian Securities Exchange (“ASX”). The transaction is subject to the completion of the proposed initial public offering (“IPO”) of Axon, and receipt of approval for the admission of Axon to the ASX.

In the second quarter, NOVONIX announced that due diligence has been satisfactorily completed for both NOVONIX and Lithium Energy Limited to contribute their natural graphite exploration interests into a new company, Axon Graphite Limited (“Axon”).

Specifically, the intention is to undertake an Initial Public Offering (“IPO”) to list Axon on the Australian Securities Exchange (“ASX”) with each NOVONIX and LEL retaining equal residual shareholdings in Axon. The IPO will aim to raise a minimum of A$15 million and up to A$25 million at an issue price of A$0.20 per share. The proposed IPO will include a priority offer to both eligible NOVONIX and LEL shareholders, as

NOVONIX Limited		7 | P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

15 July 2024

well as a public offer to new investors. The Axon prospectus for the proposed IPO is expected to be issued in the third quarter.

NOVONIX’s Mt. Dromedary project is a high-grade natural flake graphite deposit (refer Annexure A in the Company’s April 2, 2024 press release) and is adjacent to LEL’s Burke interests located 125km north of Cloncurry in northwest Queensland in a well-established mining region with access to an export hub. LEL’s Corella interests are located 40km west of Cloncurry.

Cash Balance

The Company’s cash balance at June 30, 2024, was US$47.1 million.

Capital Expenditures

The Company invested US$7.7million in the second quarter of 2024, primarily for production assets at its Riverside facility in Tennessee to meet the 3,000 tpa of capacity at year-end 2024 and a small portion for the cathode pilot line in Nova Scotia. NOVONIX has received US$1.1 million in reimbursements from the grant awarded by DOE MESC office through 30 June 2024.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this report include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling of production

NOVONIX Limited		8 | P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

15 July 2024

at our Riverside facility, our collaborations with PowerCo and LG Energy Solution and ability to meet the demands of our existing and future customers, the expected economic impact of the DOE MESC grant and the 48C tax credit, our ability to obtain and benefit from additional government funding and other support, revenue growth through hardware sales and battery testing services, the continued investment in and promising results of our cathode synthesis technology and pilot line, realizing the potential value of the combination of Mount Dromedary natural graphite assets with Lithium Energy Limited graphite assets and the initial public offering of Axon Graphite, and our ability to help lead the localization of the North American supply chain for synthetic graphite and achieve and maintain market recognition as a leader in the battery materials sector.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, and the impact of government support, our ability to develop and commercialize our cathode materials and produce them at volumes with acceptable performance, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov..

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this report. Accordingly, recipients of this report should not place undue reliance on forward-looking statements. Any forward-looking statement in this report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Industry and Market Data

This Report contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies, and similar data prepared by third parties, industry, general publications,

NOVONIX Limited		9 | P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

15 July 2024

government data, and similar sources. This Report also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all the disclosure contained in this Report and we believe the third-party market position, market opportunity and market size data included in this Report are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports.

NOVONIX Limited		10 | P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

15 July 2024

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	30 June 2024

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (6 months) $USD’000
1.	Cash flows from operating activities	1,475	3,615
1.1	Receipts from customers
1.2	Payments for	(1,229)	(1,811)
	(a) research and development
	(b) product manufacturing and operating costs	(932)	(2,216)
	(c) advertising and marketing	(42)	(101)
	(d) leased assets	-	-
	(e) staff costs	(4,774)	(11,354)
	(f) administration and corporate costs	(3,604)	(10,897)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	369	921
1.5	Interest and other costs of finance paid	(481)	(1,004)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	435	769
1.8	Other (provide details if material)	343	468
1.9	Net cash from / (used in) operating activities	(8,440)	(21,610)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
	(a) entities
	(b) businesses	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (6 months) $USD’000
	(c) property, plant and equipment	(5,955)	(7,524)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	(6)	(13)
2.2	Proceeds from disposal of:	-	-
	(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other – Refunds / (payments for security deposits	(596)	(925)
2.6	Net cash from / (used in) investing activities	(6,557)	(8,462)

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	11	11
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(9)	(10)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(329)	(662)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(108)	(256)
3.10	Net cash from / (used in) financing activities	(435)	(917)

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (6 months) $USD’000

4.	Net increase / (decrease) in cash and cash equivalents for the period	62,244	78,713
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(8,440)	(21,610)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(6,557)	(8,462)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(435)	(917)
4.5	Effect of movement in exchange rates on cash held	321	(591)
4.6	Cash and cash equivalents at end of period	47,133	47,133

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	47,133	62,244
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	47,133	62,244

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		144
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties (directors and Nick Liveris) includes director fees, salary and wages (including STI), and superannuation.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	40,025	39,819
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	40,025	39,819

7.5	Unused financing facilities available at quarter end		206
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

•
Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 8.05%. As at 30 June 2024 the facility has been fully drawn down.
•
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,953,060.67 as at 30 June 2024. Interest rate is variable and is currently 8.05%. The full facility is repayable in monthly instalments, commencing 31 December 2022 and ending 30 November 2047. The land and buildings have been pledged as security for the bank loan.
•
Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments, commencing 31 December 2023 and ending 30 November 2033. Interest rate is variable and is currently 7.55%. As at 30 June 2024, it has been drawn down to CAD$500,000.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 June 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 May 2027.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 June 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2021 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at 30 June 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As at 30 June 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
•
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as at 30 June 2024. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(8,440)
8.2	Cash and cash equivalents at quarter end (item 4.6)	47,133
8.3	Unused finance facilities available at quarter end (item 7.5)	206
8.4	Total available funding (item 8.2 + item 8.3)	47,339

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	5.6

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date: 15 July 2024

Authorised by:	By the Chairman of the Board
(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20)	Page 6
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.
2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.
3.
Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.
5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 7
+ See chapter 19 of the ASX Listing Rules for defined terms.